11/7/08

Follow-Up Materials

08006386

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ____________

PROCESSED
MAR 12 2009 E
THOMSON REUTERS

COMPANY STATUS: ACTIVE A   BRANCH: ____

FILE NO.: 83-00002   FISCAL YEAR: ____________

(03/94)

ADB

Asian Development Bank

RECEIVED

2008 NOV -7 A 9:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the Asian Development Bank Act
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2008

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was no purchase of primary obligations in the United States in the third quarter of 2008.

In September 2008, ADB offered its US$1,250,000,000 3.625% Global Notes due 5 September 2013 under its Global Medium-Term Note Program (the Program). The prospectus of the Program dated 20 July 2005, was previously filed under a Report dated 20 July 2005. Pursuant to a Terms Agreement dated 1 September 2008, BNP Paribas, J.P. Morgan Securities Ltd., Nomura International plc, Citigroup Global Markets Inc., Daiwa Securities SMBC Europe Limited, Dresdner Bank AG London Branch, HSBC Bank plc, Merrill Lynch International, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. International plc, RBC Capital Markets Corporation, The Toronto-Dominion Bank and UBS Limited agreed to purchase the principal amount of the Notes at 99.552%. The Notes were issued in Book-Entry form through the Federal Reserve Bank of New York.

(Pursuant to Rule 3, Regulation AD, ADB filed with the Commission a Report dated 2 September 2008 and a Supplementary Report dated 5 September 2008.)

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel (632) 632-4444
Fax (632) 636-2444
information@adb.org
www.adb.org

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the third quarter ended 30 September 2008 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

ADB NEWS RELEASES (Third Quarter 2008)	
DATE	PARTICULARS
30-Sep-08	ADB Supports Indonesia's Community-Driven Rural Infrastructure Development
30-Sep-08	ADB Provides $410 Million for Ho Chi Minh-Long Thanh-Dau Giay Expressway
30-Sep-08	ADB Provides Pakistan with $500 Million to Accelerate Economic Transformation
29-Sep-08	ADB, Japan to Help Mongolia Develop High Value Farm Products
26-Sep-08	Japan, ADB to Help Timor-Leste Train More Public Servants
26-Sep-08	ADB Issues First Loan for Local Road Traffic Safety in PRC
26-Sep-08	Tighter Global Credit Heightens Need for South Asian Bond Market Development
25-Sep-08	ADB Providing CAREC $4.5M to Improve Research and Training Coordination
24-Sep-08	Japan and ADB Help Mongolia's Poorest Cope with Harsh Winter through $2M Grant
22-Sep-08	India's National Capital Region Planning Board Gets ADB Grant
18-Sep-08	ADB President Proposes New Forum to Boost Regional Financial Stability
18-Sep-08	ADB to Help Develop Regional Disaster Risk Insurance Schemes
18-Sep-08	ADB Providing $188.2M Multi-Tranche Loan Facility for India
18-Sep-08	India's Bihar State Gets $420 Million Loan for Highway Network Project
17-Sep-08	ADB Provides Fiscal Reform Loan, Grant to India's Assam State
17-Sep-08	ASEAN+3 Asian Bond Markets Initiative to Study Regional Settlement Mechanism
16-Sep-08	Asia Is One Supply Shock Away from Another Food Price Spike, Says ADB
16-Sep-08	Asian Development Bank and Islamic Development Bank Sign Landmark $4 Billion Cofinancing Agreement
16-Sep-08	Asian Development Outlook 2008 Update GDP Table
16-Sep-08	High Oil Prices Are Here to Stay, Says ADB
16-Sep-08	ADB's Outlook for Asia: Slowdown in Growth, Sharp Rise in Inflation
16-Sep-08	PRC's Economy Slowing, But Still Strong, Says ADB
16-Sep-08	ADB Lowers Growth Forecast for India's Economy in 2008-2009
16-Sep-08	ADB Raises Inflation Projections, Trims Growth Forecasts for Philippines
13-Sep-08	ADB Unveils Aid Package for Georgia
12-Sep-08	Financial Regulators from Asia and Pacific to Meet in Manila
11-Sep-08	ADB to Lend Azerbaijan $160 Million for Power Network Upgrade
10-Sep-08	ADB Says Indonesia Can Play Major Role in Regional Integration
10-Sep-08	Micronesia Secures Assistance to Provide Steady and Safe Water Supply
09-Sep-08	Japan and ADB Putting in Place Flood Management System in Southwest Tajikistan
09-Sep-08	ADB Calls for Environment-Friendly and Inclusive Transport Projects
05-Sep-08	ADB to Help Improve Pakistan's Power Sector
04-Sep-08	International Donors Set Action Plan to Further Promote Aid Effectiveness
03-Sep-08	ADB Supports Closer Cooperation in South Asia
02-Sep-08	International Donors Gather to Improve Aid Effectiveness for Poor
01-Sep-08	ADB to Help Combat Land Degradation, Rural Poverty in Western PRC
01-Sep-08	ADB to Enhance Aid Coordination, Effectiveness in Pacific
29-Aug-08	Japan, ADB to Help Viet Nam Improve Water Management, Irrigation Systems
29-Aug-08	ADB to Help Philippines Preserve Threatened Watersheds
29-Aug-08	ADB Issues US$1.25 Billion 5-Year Global Bonds
28-Aug-08	Papua New Guinea to Improve Power Supply
27-Aug-08	ADB Study Offers New Way to Measure Poverty in Asia
25-Aug-08	ADB to Help Pacific Nations Find Ways to Deal with High Prices
25-Aug-08	Japan, ADB to Help Viet Nam Develop Model Research Universities
22-Aug-08	Japan and ADB Help Sri Lanka Strengthen Fiscal Reforms
21-Aug-08	Japan and ADB Support Plans to Improve Indian State of Bihar
20-Aug-08	Australia, New Zealand, ADB, World Bank Join Forces to Improve Pacific Infrastructure
19-Aug-08	Asia Water Day Highlights Leadership Role in Solving Region's Water Problems
15-Aug-08	Photo Release: Timor-Leste President Visits ADB
14-Aug-08	ADB Appoints Zhao Xiaoyu as Vice-President
13-Aug-08	ADB Supports Expansion of Mobile Phone Services in Afghanistan
13-Aug-08	ADB Statement on Georgia
08-Aug-08	Japan and ADB Help Timor-Leste Prepare Major Road Improvement Project
06-Aug-08	Mongolia to Improve Resource Management in the Onon River Basin
31-Jul-08	Improvements to Water Resources for Mongolia's Nomadic Herding Families on Tap
31-Jul-08	ADB Committed to Support Gender Equality

ADB NEWS RELEASES
(Third Quarter 2008)

DATE	PARTICULARS
29-Jul-08	ADB Triples Private Sector Development Operations in the Pacific
25-Jul-08	ADB Manual Offers Practical Approach to Stopping the Spread of HIV/AIDS in Infrastructure Projects
25-Jul-08	ADB, IFC, and HDFC Investments Invest in Maldives to Make Housing Affordable and Accessible
24-Jul-08	ADB Report Finds that Poor Communities Welcome Participatory Approach to Development
24-Jul-08	ADB Announces Lending Rates for US Dollar and Japanese Yen Loans
22-Jul-08	Emerging East Asia's Growth to Moderate as Inflation Threat Looms, Says ADB
22-Jul-08	ADB Helping Bangladesh Cope with Rising Food Prices
21-Jul-08	Japan and ADB Eye New Approach to Skills Training in Viet Nam
18-Jul-08	Former ADB President Tadao Chino Dies
11-Jul-08	Entries Open for 2008 ADBI Awards for Journalists Reporting on Development
11-Jul-08	Japan and ADB Upgrading Access Roads in Remote Areas of Mongolia's Western Region
10-Jul-08	Asian Economic Integration is Good for US and Global Economy, Says ADB Study
08-Jul-08	ADB, UN Jointly Implementing Projects in Lao PDR to Help Poor Farmers
08-Jul-08	ADB Establishes Future Carbon Fund
07-Jul-08	Asian Integration Vital to Growth and Managing Risks, Says ADB Study

Source: ADB website - www.adb.org

END